EXHIBIT 99.1

enCore Energy Secures Fourth Uranium Sales Agreement

NYSE American:EU
TSXV:EU
www.encoreuranium.com

FUELING THE FUTURE

CORPUS CHRISTI, Texas, Feb. 21, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) announced today that the Company has secured its fourth uranium sales agreement with the addition of a purchase sales agreement ("Agreement") with a Fortune 500-listed United States ("U.S.") utility. This agreement supports enCore's business strategy to provide a domestic uranium supply commencing at its 100%-owned South Texas In-Situ Recovery (ISR) uranium processing plants.

The uranium sales agreement, the fourth such agreement executed by enCore, is a multi-year agreement commencing in 2027. It covers firm deliveries of 650,000 pounds of U308, with an option to acquire up to 400,000 pounds U308 under a two year extended term, if exercised. The sales agreement is based on market pricing with a floor price well above our current projected costs of production and an inflation adjusted ceiling price significantly higher than the current uranium spot market pricing providing the U.S. with assurance of domestic supply along with cost certainty.

Paul Goranson, Chief Executive Officer of enCore Energy said, "We continue to see utilities in the United States looking to domestic uranium producers as a means to mitigate the supply chain risks resulting from continuing geopolitical uncertainty.  As enCore executes its strategy to be a uranium producer in the U.S. in 2023, we provide a necessary and reliable domestic uranium supply. enCore is committed to building a balanced portfolio of sales contracts with a portion of its production in defined agreements to ensure stability of operations while retaining a significant portion of production set aside to ensure participation in the upside of a rising spot market."

About enCore Energy Corp.

enCore Energy is the most diversified In-Situ Recovery (ISR) uranium development company in the United States and is focused on becoming the next uranium producer in 2023 from its licensed and past-producing South Texas Rosita Processing Plant. The Alta Mesa Project is scheduled to come online in 2024 and position enCore as a leading US-focused ISR uranium company with the proven management expertise required to advance multiple production opportunities within its portfolio. The South Dakota-based Dewey-Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including: any information relating to the Company being a leading uranium company; and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the companies' ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate;   the potential for losses arising from the expansion of operations into new markets; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the companies' annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 21-FEB-23